# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wise Group plc, CIK 0002099039
CUSIP: G9723Y105
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 65 CLIFTON STREET, LONDON, United Kingdom (X0), EC2A 4JE
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002131392

## Reporting persons
- Kristo Kaarmann: type of reporting person: individual (IN); citizenship or place of organization: Estonia (1H); does not affirm membership in a group (box b); sole voting power 186,858,255; shared voting power 0; sole dispositive power 186,858,255; shared dispositive power 0; aggregate amount beneficially owned 186,858,255 (18.2% of the class)

## Item 1. Issuer
Name of issuer: Wise Group plc
Address of issuer's principal executive offices: 65 CLIFTON STREET, LONDON, X0, EC2A 4JE.

## Item 2. Person Filing
Name of person filing: Kristo Kaarmann (the "Reporting Person")
Address of principal business office or, if none, residence:
c/o Wise Group plc
1st Floor Worship Sq.
65 Clifton Street
London, UK EC2A 4JE
Citizenship: Estonia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 186,858,255 Class A Ordinary Shares.
Percent of class: The Reporting Person may be deemed to beneficially own 18.2% of the Issuer's outstanding Class A Ordinary Shares.
Sole power to vote or to direct the vote: The Reporting Person has sole power to direct the vote of 186,858,255 Class A Ordinary Shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The Reporting Person has sole power to dispose or to direct the disposition of 186,858,255 Class A Ordinary Shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kristo Kaarmann: /s/ Kristo Kaarmann, Kristo Kaarmann (08/11/2026)